This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated June 20, 1997 and the related Letter of Transmittal and is being made to all holders of Shares. Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Lift Acquisition Company, Inc. by Salomon Brothers Inc ("Salomon Brothers") or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock of
The Raymond Corporation
at
$33.00 Net Per Share
by
Lift Acquisition Company, Inc.
an indirect wholly-owned subsidiary
of
BT Industries AB

Lift Acquisition Company, Inc., a New York corporation ("Purchaser") and an indirect wholly-owned subsidiary of BT Industries AB, a corporation organized under the laws of Sweden ("Parent"), is offering to purchase all outstanding shares (the "Shares") of common stock, par value $1.50 per share, of The Raymond Corporation, a New York corporation (the "Company"), including the associated Common Stock Purchase Rights issued pursuant to the Rights Agreement dated as of March 1, 1997, between the Company and American Stock Transfer & Trust Company, as rights agent, as amended, at a price of $33.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 20, 1997 and the related Letter of Transmittal (which together constitute the "Offer").

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JULY 18, 1997, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the Expiration Date (defined below) a number of Shares which constitutes, on a fully diluted basis, at least 66 2/3% of all outstanding Shares and the expiration or termination of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder. The Offer is also subject to other terms and conditions. See the Introduction and Section 1 of the Offer to Purchase.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 16, 1997 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of other conditions set forth in the Merger Agreement and in accordance with the New York Business Corporation Law ("New York Law"), Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation and will be an indirect wholly-owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than Shares held by any subsidiary of the Company or in the treasury of the Company, or by Parent, Purchaser or any other subsidiary of Parent, which Shares will be cancelled, and other Shares, if any, held by shareholders who perfect their dissenters' rights under New York Law) will be converted into the right to receive $33.00 in cash, without interest.

The Board of Directors of the Company has unanimously approved each of the Offer and the Merger, unanimously determined that each of the Offer and the Merger is fair to, and in the best interests of, the shareholders of the Company and unanimously recommends that shareholders accept the Offer and tender their Shares pursuant to the Offer.

Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares pursuant to the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn if, as and when Purchaser gives oral or written notice to the depositary (the "Depositary") of its acceptance of such Shares for payment. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purposes of receiving payments from Purchaser and transmitting payments to tendering shareholders whose Shares have theretofore been accepted for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (or timely Book-Entry Confirmation (as defined in Section 2 of the Offer to Purchase) of such Shares, if such procedure is available, into the Depositary's account at The Depository Trust Company or The Philadelphia Depository Trust Company pursuant to the procedures set forth in Section 3 of the Offer to Purchase), (ii) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed with all required signature guarantees (or Agent's Message in the case of a book-entry transfer), and (iii) all other documents required by the Letter of Transmittal. Under no circumstances will interest be paid on the purchase price for Shares to be paid by Purchaser, regardless of any delay in making such payment.

The term "Expiration Date" shall mean 12:00 midnight, New York City time, on Friday, July 18, 1997, unless and until Purchaser, in accordance with the terms of the Offer and the Merger Agreement, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. Subject to the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission and applicable law, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any of the events specified in
Section 14 of the Offer to Purchase, by giving oral or written notice of such extension to the Depositary. Any such extension will be followed, as promptly as practicable, by a public announcement thereof by no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw such shareholder's Shares. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such announcement other than by issuing a press release to the Dow Jones News Service or as otherwise may be required by law.

Except as otherwise provided below, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after August 18, 1997 or such later date as may apply if the Offer is extended. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth below. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificate evidencing the Shares to be withdrawn, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, as defined in Section 3 of the Offer to Purchase. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the applicable Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase) to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in it sole discretion, which determination shall be final and binding on all parties. Any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer, but may be retendered at any time prior to the Expiration Date by following any of the procedures described in Section 3 of the Offer to Purchase.

The Company has provided Purchaser with the Company's shareholder list and security position listings for the purpose of disseminating the Offer to shareholders. The Offer to Purchase, the related Letter of Transmittal and any relevant materials will be mailed to record holders of Shares whose names appear on the Company's shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

The information required to be disclosed by paragraph (e)(1)(vii) of Rule 14d-6 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Requests for copies of the Offer to Purchase, the related Letter of Transmittal and other tender offer documents may be directed to the Information Agent as set forth below, and copies will be furnished promptly at Purchaser's expense. Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager as set forth below. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person (other than Salomon Brothers, its affiliates, the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:
[MacKenzie Logo]
156 Fifth Avenue
New York, New York 10010
(212) 929-5500 (call collect)
or
Call Toll-Free (800) 322-2885

The Depositary for the Offer is:
ChaseMellon Shareholder Services, L.L.C.
  By Mail: By Hand: By Overnight:
  ChaseMellon Shareholder ChaseMellon Shareholder ChaseMellon Shareholder
Services
  Services, L.L.C.  Services, L.L.C. 85 Challenger Road
  Post Office Box 3301 120 Broadway-13th Floor Mail Drop-Reorg Dept.

South Hackensack, NJ 07606 New York, NY 10271 Ridgefield Park, NJ 07660

Attn: Reorganization Department Attn: Reorganization Department Attn:
Reorganization Department

Facsimile Transmission:    Confirmation of Fax:
(201) 329-8936    (201) 296-4860

The Dealer Manager for the Offer is:
Salomon Brothers Inc
Seven World Trade Center
New York, New York 10048
Call collect: (212) 783-6131
June 20, 1997



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